SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                      (Name of Subject Company (Issuer))

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                                   (Issuer)

                    Common stock, par value $.10 per share
                        (Title of Class of Securities)

                                   59560R108
                     (Cusip Number of Class of Securities)

                                JAMES F. WARSAW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                             132 WEST STATE STREET
                               MEDFORD, WI 54551
                           TELEPHONE:  715-748-8300
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:
                             ARNOLD J. KIBURZ III
                             RUDER WARE, L.L.S.C.
                          500 THIRD STREET, SUITE 700
                                 P.O. BOX 8050
                               WAUSAU, WI 54402
                           TELEPHONE:  715-845-4336

                          CALCULATION OF FILING FEE*
Transaction Valuation:  $4,500,000   Amount of Filing Fee:  $481.50

     * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 125,000 shares of common stock at the tender offer price per share of $36.00.

(box) Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid:NOT APPLICABLEFiling Party:NOT APPLICABLE
     Form or registration Number:NOT APPLICABLEDate Filed:NOT APPLICABLE

(box) Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     (box) third-party tender offer subject to Rule 14d-1.

     (checked box) issuer tender offer subject to Rule 13e-4.
     (box) going-private transaction subject to Rule 13e-3.
     (box) amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (box)
                                       -1-
      This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation ("Mid-Wisconsin"), to purchase up to 125,000 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $36.00 per share. Mid-Wisconsin's offer is made on the terms and subject to the conditions set forth in its Offer to Purchase dated December 15, 2005, which is filed herewith as Exhibit 99.(a)(1)(A) (the "Offer to Purchase"), and the related Letter of Transmittal which is filed herewith as
Exhibit 99.(a)(1)(B) (the "Letter of Transmittal") which together constitute the tender offer.

      This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEMS 1.    SUMMARY TERM SHEET.

      The information set forth under "Summary" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Mid-Wisconsin Financial Services, Inc. and the address and telephone number of its principal executive offices is 132 West State Street, Medford, Wisconsin 54551, telephone number 715-748-8300.

      (b) As of December 1, 2005, Mid-Wisconsin had 1,703,577 shares of common stock, par value $.10 per share, issued and outstanding.

      (c)   The information set forth in the Offer to Purchase under "Section
10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Mid-Wisconsin Financial Services, Inc., the issuer, is the filing person. See Item 2(a) for address and telephone number.

ITEM 4.     TERMS OF THE TRANSACTION.

      (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

            (circle)Summary
            (circle)Section 1.  Number of Shares; Proration
            (circle)Section 2.  Purpose of the Offer; Certain Effects of the
                                Offer
                                       -2-
            (circle)Section 3.  Procedures for Tendering Shares
            (circle)Section 4.  Withdrawal Rights
            (circle)Section 6.  Certain Conditions of the Offer
            (circle)Section 10. Interests of Directors and Officers;
                                Transactions and Arrangements Concerning the
                                Shares
            (circle)Section 13. Certain Federal Income Tax Consequences

      (b) The information set forth in the Offer to Purchase under the second paragraph of "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the Offer to Purchase under the second paragraph of "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (b), and (c) The information set forth in the Offer to Purchase under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      (a)   The information set forth in the Offer to Purchase under "Section
8.  Source and Amount of Funds" is incorporated herein by reference.

      (b) and (d) Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth in the Offer to Purchase under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

ITEM 9.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)   The information set forth in the Offer to Purchase under "Section
15.  Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

      (a) and (b) Not applicable, pursuant to Instruction 2 of Item 10 of Schedule TO.
                                       -3-
ITEM 11.    ADDITIONAL INFORMATION.

      (a) and (b) Not applicable.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

99.(a)(1)(A)  Offer to Purchase dated December 15, 2005.
99.(a)(1)(B)  Letter of Transmittal (including Certification of Taxpayer
              Identification Number on Substitute Form W-9).
99.(a)(1)(C)  Notice of Guaranteed Delivery.
99.(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies, and Other Nominees.
99.(a)(1)(E)  Form of Letter to Clients.
99.(a)(1)(F)  Form of Letter to Shareholders of Mid-Wisconsin dated December
              15, 2005, from Kim A. Gowey, D.D.S., Chairman of the Board.
   (a)(2)-(4) Not applicable.
99.(a)(5)(A)  Press Release issued by Mid-Wisconsin dated December 15, 2005.
   (b)            Not applicable.
   (c)            Not applicable.
   (d)            Not applicable.
   (e)            Not applicable.
   (f)            Not applicable.
   (g)            Not applicable.
   (h)            Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.
                                       -4-

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MID-WISCONSIN FINANCIAL
                                           SERVICES, INC.

December 15, 2005                          By: JAMES F. WARSAW
                                               James F. Warsaw
                                               President and Chief Executive
                                               Officer

                                 EXHIBIT INDEX
                                      TO
                                  SCHEDULE TO
                            DATED DECEMBER 15, 2005
                                      OF
                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. {section}232.102(d))

      99.(a)(1)(A)  Offer to Purchase dated December 15, 2005.
      99.(a)(1)(B)  Letter of Transmittal (including Certification of Taxpayer
                    Identification Number on Substitute Form W-9).
      99.(a)(1)(C)  Notice of Guaranteed Delivery.
      99.(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies, and Other Nominees.
      99.(a)(1)(E)  Form of Letter to Clients.
      99.(a)(1)(F)  Form of Letter to Shareholders of Mid-Wisconsin dated
                    December 15, 2005, from Kim A. Gowey, D.D.S., Chairman of the Board.
      99.(a)(5)(A)  Press Release issued by Mid-Wisconsin dated December 15,
                    2005.
                                       -6-